UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C.  20549


                    SCHEDULE 13D


          Under the Securities Exchange Act of 1934
                    (Amendment No. 6)*

               Starrett Corporation

               (Name of Issuer)

          Common Stock, par value $1.00 share

          (Title of Class of Securities)
                    855 677 100

                    (CUSIP Number)

                    Edwin V. Petz
                    Suite 4200
                    1271 Avenue of the Americas
                    New York, NY  10020
                    (212) 708-0844

          (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

               February 24, 1997
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ] .

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                    SCHEDULE 13D



CUSIP No.  855 677 100


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     PAUL MILSTEIN

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X]

                                                       (b) [ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     Not Applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF
SHARES
BENEFICIALLY OWNED BY EACH
REPORTING
PERSON
WITH           7    SOLE VOTING POWER

                         0

               8    SHARED VOTING POWER

                         1,999,341

               9    SOLE DISPOSITIVE POWER

                              0

               10   SHARED DISPOSITIVE POWER

                              1,999,341

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              898,120

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                   [X]

                         See Item 5

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         14.3%

14   TYPE OF REPORTING PERSON*

                 IN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE
ATTESTATION









                              SCHEDULE 13D




CUSIP No.  855 677 100


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               PIM HOLDING

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X]

                                                            (b) [
]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

               Not Applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)     [ ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               New York

NUMBER OF
SHARES
BENEFICIALLY OWNED BY
EACH
REPORTING
PERSON
WITH 7    SOLE VOTING POWER

               747,477

     8    SHARED VOTING POWER

               709,441

          9    SOLE DISPOSITIVE POWER

               747,477

          10   SHARED DISPOSITIVE POWER

               709,441

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               898,120

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                    [X]

               See Item 5

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               14.3%

14   TYPE OF REPORTING PERSON*

               PN

               *SEE INSTRUCTIONS BEFORE FILLING OUT!

     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE
ATTESTATION







                         SCHEDULE 13D



CUSIP No.  855 677 100


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SEYMOUR MILSTEIN

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X]

                                                            (b)

3    SEC USE ONLY


4    SOURCE OF FUNDS*

          Not Applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)          [ ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

NUMBER OF
SHARES
BENEFICIALLY OWNED BY
EACH
REPORTING
PERSON
WITH      7    SOLE VOTING POWER

                    0

          8    SHARED VOTING POWER

                    1,311,272

          9    SOLE DISPOSITIVE POWER

                    0

          10   SHARED DISPOSITIVE POWER

               1,311,272

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               210,051

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                    [X]

               See Item 5

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               3.4%

14   TYPE OF REPORTING PERSON*

               IN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE
     ATTESTATION

                         SCHEDULE 13D



CUSIP No.  855 677 100


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SVM HOLDING CO.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X]

                                                            (b) [
]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

          Not Applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                         [ ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

          New York

NUMBER OF
SHARES
BENEFICIALLY OWNED BY
EACH
REPORTING
PERSON
WITH      7    SOLE VOTING POWER

                    59,408

               8    SHARED VOTING POWER

                    709,441

               9    SOLE DISPOSITIVE POWER

                    59,408

               10   SHARED DISPOSITIVE POWER

                    709,441

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    210,051

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                    [X]

               See Item 5

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               3.4%

14   TYPE OF REPORTING PERSON*

               PN


               *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE
ATTESTATION







                         SCHEDULE 13D



CUSIP No.  855 677 100


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               BUILTLAND PARTNERS

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X]

                                                       (b) [ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

               Not Applicable
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION

               New York

NUMBER OF
SHARES
BENEFICIALLY OWNED BY
EACH
REPORTING
PERSON
WITH      7    SOLE VOTING POWER

               600,000

          8    SHARED VOTING POWER


          9    SOLE DISPOSITIVE POWER

               600,000

          10   SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               600,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.6%

14   TYPE OF REPORTING PERSON*

          PN

          *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE
ATTESTATION




               SCHEDULE 13D



CUSIP No.  855 677 100


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     MILSTEIN FAMILY FOUNDATION, INC.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X]
                                                       (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

          Not Applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION

          New York

NUMBER OF
SHARES
BENEFICIALLY OWNED BY
EACH
REPORTING
PERSON
WITH      7    SOLE VOTING POWER

               542,423

          8    SHARED VOTING POWER


          9    SOLE DISPOSITIVE POWER

               542,423

          10   SHARED DISPOSITIVE POWER





11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               542,423

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*               [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               8.7%

14   TYPE OF REPORTING PERSON*

               CO


               *SEE INSTRUCTIONS BEFORE FILLING OUT!

     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE
ATTESTATION






          This Amendment to Schedule 13D is being filed on behalf of Paul Milstein, PIM Holding Co. ("PIM"), Seymour Milstein, SVM Holding Co. ("SVM"), Builtland Partners ("Builtland") and the Milstein Family Foundation, Inc. (the "Foundation", and collectively the "Reporting Persons"), and amends the Schedule 13D dated December 27, 1988, as heretofore amended, relating to shares of Common Stock, $1.00 par value ("Common Stock"), of Starrett Corporation, a New York corporation (the "Company") as set forth below.

          The purpose of this filing is to report that Paul Milstein, Seymour Milstein, Henry Benach and Oded Aboodi (the "Sellers") and The Related Companies, L.P., the parties to the letter of intent dated January 9, 1997 (the "Parties" and the "Letter"), as described in Amendment No. 5 to Schedule 13D ("Amendment No. 5"), have extended the Letter with respect to the matter set forth in Item 6 below. This Schedule also provides further information with respect to the transfer of certain shares of Common Stock to the Foundation previously reported on Amendment No. 5 and other transfers of shares of Common Stock as described herein, and makes certain minor corrections in the information previously provided in Schedule 13D.



Item 1.   Security and Issuer

          This Schedule 13D relates to shares of Common Stock of the Company, 909 Third Avenue, New York, New York 10022.


Item 2.   Identity and Background.

          Item 2 is hereby amended to add the following:
          "The Foundation is a New York not-for-profit corporation. The business address of the Foundation is Milstein Family Foundation,Inc., c/o Edwin Petz, Suite 4200, 1271 Avenue of the Americas, New York, NY 10020. During the last five years, the Foundation has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws."

Item 3.   Source and Amount of Funds or Other Consideration.
          Not applicable.

Item 4.   Purpose of Transaction.
          Item 4 is hereby amended to add the following:
          "The purpose of the extension Letter described in Item
6 below is to enable the Parties to continue the negotiations for the sale of the shares of Common Stock as described in the Letter."

Item 5.   Interest in Securities of the Issuer.
          (a) The first sentence of Item 5(a), as amended on Amendment No. 5, is hereby amended in its entirety and replaced with the following:
          "As of February 26, 1997, the Reporting Persons, Bradley Associates and the SVM Foundation, respectively, own directly and beneficially shares of the Company's Common Stock as follows:
     Paul Milstein  0         (0%)
     PIM  747,477   (11.9%)
     Seymour Milstein    0    (0%)
     SVM  59,408    (.9%)
     SVM Foundation      23,779    (.4%)
     Builtland   600,000 (9.6%)
     Bradley   109,441   (1.7%)
     The Foundation   542,423  (8.7%)
          2,082,528 (33.3%)*

     * Percentages do not add because of rounding.

          Direct and indirect beneficial ownership of shares of Common Stock is attributable 898,120 shares (14.3%) to Paul Milstein (including PIM) and 210,051 shares (3.4%) to Seymour Milstein (including SVM).
          In addition, partners of Builtland who are not Reporting Persons and spouses of partners of Builtland own 81,535 shares of Common Stock (1.3%) (all of which shares are excluded from the above table)".
          (b)  Item 5(b) is hereby amended to add the following:
          "As of February 26, 1997 the Foundation had the sole power to vote, direct the vote, dispose and direct the disposition of 542,423 shares of Common Stock."
          (c)  Item 5(c) is hereby amended to add the following:
          "On August 26, 1996 Paul Milstein transferred 145,000 shares of Common Stock to PIM, and an additional 158,000 shares of Common Stock on October 30, 1996.
          On December 30, 1996 SVM contributed 23,779 shares of Common Stock to the SVM Foundation.
          On January 8, 1997 Builtland contributed 500,000 shares of Common Stock to the Foundation."

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.
               Item 6 is hereby amended to add the following:
          "On February 24, 1997 the Parties amended the Letter by changing the date in the first sentence of the third paragraph of the Letter from "January 31, 1997" to "March 31, 1997", thereby extending the restriction on transfer of shares of Common Stock by the Sellers set forth in such sentence until March 31, 1997."

Item 7.   Material to be Filed as Exhibits.

          This amendment includes the following exhibit:
     -    Letter executed by the Parties.


               SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED:  February 26, 1997

                         Paul Milstein


                         PIM HOLDING CO.

                         By:
                            Paul Milstein, Trustee
                            General Partner



                         Seymour Milstein


                         SVM HOLDING CO.

                         By:
                            Seymour Milstein, Trustee
                            General Partner


                         BUILTLAND PARTNERS

                         By:
                            General Partner


                         MILSTEIN FAMILY FOUNDATION

                         By:


                                   February 21, 1997




Mr. Seymour Milstein
Mr. Paul Milstein
1271 Avenue of the Americas
New York, NY  10019

Mr. Henry Benach
3110 Miro Drive North
Palm Beach Gardens, FL 33410

Mr. Oded Aboodi
1285 Avenue of the Americas
New York, NY  10020

Gentlemen:

          On January 9, 1997, The Related Companies, L.P., ("Related") entered into a Letter of Intent with you concerning our interest in considering a potential acquisition by Related or its affiliates of a total of 3,234,946 shares of common stock, par value $1.00 par share ("Common Stock"), of Starrett Corporation, a New York Corporation (the "Company"). The parties to the Letter of Intent hereby agree to amend that the Letter of Intent (a copy of which is attached hereto) to change the date in the first sentence of the third full paragraph of the Letter of Intent from "January 31, 1997", to "March 31, 1997", and otherwise confirm the Letter of Intent in its entirety.

          This letter and your acceptance hereof does not constitute an offer or agreement or arrangement to purchase or sell any shares of capital stock of the Company. The proposed transaction contemplated by the Letter of Intent and this amendment thereto is subject to execution and delivery of a mutually satisfactory stock purchase agreement and ancillary related agreements.

          Please acknowledge your agreement with the above by executing a copy hereof in the space provided therefor below, and return the same to the undersigned by hand at the address above.

                         Sincerely yours,


                         The Related Companies, L.P.

                         By:  The Related Realty Group, as
                              General Partner

                              By:  /s/
                                   Name:
                                   Title:  President

Accepted and Agreed
(February 21, 1997)


/s/
Seymour Milstein


/s/
Paul Milstein


/s/
Henry Benach


/s/
Oded Aboodi